UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

3 February 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Z TRIM HOLDINGS, INC.

File No. 1-32134 -- CF# 27450
_____

Z TRIM HOLDINGS, INC. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on October 18, 2011, as amended on January 4, 2012.

Based on representations by Z TRIM HOLDINGS, INC. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through October 17, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel